Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE	RiT Technologies 1007, 10th Floor Dalamal Tower, Free Press Journal Marg, Nariman Point Mumbai-400021 T: +91.22.65552526

RiT Technologies Launches Structured Cabling Solution in India

One of the first companies to produce a full range of Category 6A and 7 cables for STP to meet the demanding needs of current and future high-speed applications

Bangalore – July 28, 2014 - RiT Technologies (NASDAQ: RITT), a leading provider of Structured Cabling Solutions, Intelligent Network & Infrastructure Management for enterprises and a developer of an innovative indoor optical wireless solution, today announced the launch of its structured copper cabling solutions in India.

The high performance, end-to-end structured cabling solutions include high quality cables, outlets, connectors, patch panels and adapters suited for next-generation networks and verticals across all segments.

The complete product range would be primarily available through the RiT Technologies network of system integrators and channel partners, spread across Tier I and Tier II cities at competitive price points while maximizing return on investment.

RiT Technologies’ extensive range of structured copper cabling solutions are designed with the latest advances in high-bandwidth technology to meet the infrastructure needs of enterprise markets and include: Category 6A solution, comprehensive Category 6 and CAT 5 premise wiring solution, and Category 7 copper cables. The high performance and premium quality product range of Category 6A and 7 cables for UTP / STP is assembled and tested at a RiT facility, adhering to the highest international standards. The RJ-RJ data communication patch panels and Patch-less installation for high-performance Category 6 network components are some of RiT Technologies’ unique product and service offerings.

 “India is a significant market for RiT Technologies with a sophisticated IT market and tremendous potential for growth. We are committed to deliver the latest technologies, products & best business practices,” said Mr. Motti Hania, President and CEO, RiT Technologies. “Copper is the dominant form factor across key verticals in the Indian market and we will work closely with our partners in the region to provide the necessary sales tools, technical expertise, training and support to improve operations, and reduce costs for our customers.",” added Mr. Hania.

RiT Technologies leads in offering a wide range of structured cabling products & solutions and has thousands of installations around the globe, including Fortune 500 companies.

About the RiT Structured Cabling Offering

RiT Technologies produces end-to-end high-performance cabling solutions that embody the latest advances in high-bandwidth technology and POE (Power over Ethernet) support.

RiT has a strong track record as an innovator in the field of cabling and intelligent network management; is a participant in the TIA cabling standard committees and participated in creating Category 6, 7 and 8 standards. RiT was also one of the first companies to produce a full range of Category 6A and & 7 cables for STP.

The RiT range of products includes both standard cabling solutions for fiber and copper (cables, outlets, connectors, patch panels and more) as well as unique innovative solutions (such as switch panels) that provide a clear advantage in terms of performance and ROI.

All RiT products are certified as component level according to TIA and ISO/IEC standards (including ANSI/TIA-568-C.2 and ISO/IEC 11801 2nd edition); are ISO 9001:2000 and ISO 14001:2004 certified, and covered by a comprehensive 20 year warranty.

RiT Technologies provides unparalleled support to its customers and partners; in terms of availability and response time and by providing direct and immediate access to our engineering workforce.

The RiT cabling products are part of the a complete range of network management solutions, geared for the next-generation networks and data centers and designed for the most complex architectures, including inter-connect and cross-connect.

To the learn more about our advanced cabling systems, please contact us at info@rittech.com.

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of cabling, IIM and DCIM solutions and a developer of an innovative indoor optical wireless technology solution. The RiT DCIM and IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our Beamcaster™ product is an innovative indoor optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. For more information, please visit: www.rittech.com

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

Investor Contacts:
KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
ritt@kcsa.com

Press Contacts:
Manish Sharma
Tel:98450-32618
Email: pr_rit@infinios.in

SOURCE RiT Technologies
/Web site: http://www.rittech.com